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                             January 17, 2024

       Chris Lundell
       Chief Executive Officer
       Complete Solaria, Inc.
       45700 Northport Loop East
       Fremont, CA 94538

                                                        Re: Complete Solaria,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed December 22,
2023
                                                            File No. 333-273820

       Dear Chris Lundell:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 5, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-1 filed December 22, 2023

       General

   1. We note your response to prior comment 1. Please also disclose the potential profit the other selling
securityholders will earn based on the current trading price.
       Executive Compensation, page 75

   2. Please update your compensation disclosure for the fiscal year ended December 31, 2023.
 Chris Lundell
FirstName  LastNameChris Lundell
Complete Solaria, Inc.
Comapany
January 17,NameComplete
            2024         Solaria, Inc.
January
Page 2 17, 2024 Page 2
FirstName LastName
       Please contact Patrick Fullem at 202-551-8337 or Evan Ewing at 202-551-5920 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing
cc:      Matthew Hemington